                                EXHIBIT NO. 23.1

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors
Spacelabs Medical, Inc.:


We consent to incorporation by reference in the registration statement (No. 333-15815) on Form S-8 of Spacelabs Medical, Inc. of our report dated June 14, 2001 relating to the statements of net assets available for benefits of Spacelabs Medical, Inc. Incentive Savings and Stock Ownership Plan as of December 31, 2000 and 1999, and the statements of changes in net assets available for benefits for the years then ended and the related supplementary schedule as of and for the year ended December 31, 2000, which report appears in the December 31, 2000 annual report on Form 11-K of Spacelabs Medical, Inc. Incentive Savings and Stock Ownership Plan.




KPMG LLP

Seattle, Washington
June 26, 2001